CORRESP for the Correct SEC letter on October 14, 2016 of the Registration Satement on Form S-1

LANDBAY INC
CIK: 0001672572
3906 Main Street, 207
Flushing, NY11354

November 2, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Attention:
     Michael Killoy
     David Link
     Brain McAllister
     Rufus Decker

Re: Landbay Inc
    Registration Statement on Form S-1
    Filed October 6, 2016
    File No. 333-210916

The follow contents are in response to the Correct SEC letter on October 14, 2016 for the Registration Satement on Form S-1/A:

Risk Factors, page 5

1. We note your response to comment 1 and reissue the comment. Please provide risk factor disclosure addressing the inherent conflicts of interest with Mr. Xie managing companies that are engaged in the same business.

Please see the amended contents of Risk Factors 2(7) in page 6 of Form S-1/A on November 2, 2016.

Directors, Executive Officers, Promoters and Control Persons, page 18

2. We note your response to comment 2 and reissue the comment. Please address the inherent conflicts of interest of running companies that are engaged in the same business and how your company will handle the conflicts.

Please see the amended contents of the Directors, Executive Officers, Promoters and Control Persons 4, 5 and 6 in page 23 of Form S-1/A on November 2, 2016.

3. We note your response to comment 3. Please disclose whether you intend to file a registration statement for Dewriver Inc.

Please see the amended contents of the Directors, Executive Officers, Promoters and Control Persons 3(5) in page 23 of Form S-1/A on November 2, 2016.

Exhibits and Financial Statement Schedules, page 19

4. Please include a recently updated accountant's consent as Exhibit 23 to the next amendment of your Form S-1. See Item 601(b)(23) of Regulation S-K.

Please see the amended contents of the Exhibits and Financial Statement Schedules in page 25 of Form S-1/A on November 2, 2016.

Wanjun Xie
Wanjun Xie

President
Landbay Inc
Date: November 2, 2016